Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355
June 3, 2024
VIA EDGAR TRANSMISSION
Ms. Jaea Hahn
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re:    Pacer Funds Trust (the “Trust”)
Pacer Metaurus International Developed Markets Dividend Multiplier 400 ETF (the “Fund”)
File Nos.: 333-201530, 811-23024
Dear Ms. Hahn:
This correspondence responds to comments the Trust received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 103 to the Trust’s Registration Statement on Form N-1A filed February 23, 2024 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
1.Staff Comment: Remove any and all brackets and fill in any blanks in the Trust’s next PEA filing. Please also note, the Trust and its management are responsible for accuracy and adequacy of the disclosure notwithstanding any review or action by the staff of the Commission.
Response: The Trust has revised the disclosure as requested and notes your comment.
2.Staff Comment: Please provide a completed fee table and expense example.
Response: The requested change has been made. Please see Appendix A attached hereto.
3.Staff Comment: If applicable, under the Principal Investment Strategy section, discuss any affiliation between Metaurus and the Adviser or Metaurus and the Index Provider.
Response: The Trust confirms supplementally that there is no affiliation between Metaurus (which is also the Index Provider) and the Adviser.
4.Staff Comment: Supplementally provide the following information and what percentages of the Index will be in the MSCI EAFE Component and the Dividend Component.
Response: The Trust responds by updating the disclosure to state “As of May 31, 2024, the MSCI EAFE Component comprised approximately 70% of the Index and the Dividend Component comprised approximately 30% of the Index.”
5.Staff Comment: Supplementally, due to the significant futures exposure, confirm the Fund will qualify as a regulated investment company (“RIC”) for tax purposes under Subsection M of the Internal Revenue Code. If the Fund will not qualify as a RIC, disclose any tax consequences to shareholders.
Response: The Fund is expected to qualify as a RIC.
6.Staff Comment: Under the Principal Investment Strategy section, where appropriate, disclose the exchanges where the MSCI Dividend Futures are traded (i.e., European markets, etc.).
Response: Disclosure has been added to the discussion of the Principal Investment Strategy section to indicate that the MSCI EAFE Dividend Futures expected to be purchased by the Fund are currently listed only on Eurex, a European exchange.

7.Staff Comment: In the Principal Investment Strategy section, with respect to futures contracts:
a.Explain whether the Fund anticipates any capacity constraints with respect to markets where Index constituents are traded and the extent to which the Fund could face difficulty accessing securities necessary to replicate the Index. Please support the analysis with relevant market data.
b.Please explain whether markets where Index constituents are traded can accommodate a significant growth in Fund assets.
c.Discuss how the Fund will value positions if markets where Index constituents are trading halt trading activities.
Response: The Trust does not anticipate capacity constraints related to the EAFE Component as there is a well-developed market supporting large EAFE-related ETFs. For example, iShares EAFE ETF (EFA) has market capitalization of approximately $52 billion, while Vanguard FTSE Developed Markets ETF, which also includes small cap companies (and therefore presumably would be more likely to have liquidity constraints), currently has a market capitalization of approximately $127 billion.
With regard to the Dividend Futures Component, open interest is growing and management anticipates the market to develop further in the near future. For example, BNP Paribas currently makes markets in the EAFE dividend futures and it is anticipated that JP Morgan is likely to do so in the near future. Further, MSCI is exploring dual listing of EAFE dividend futures on the ICE exchange. Management believes it is reasonable to expect that the significant size of the market for the underlying EAFE constituent companies is sufficient to support significant growth and expansion of the EAFE dividend futures markets in proportion to them. Additionally, Metaurus has explored replication strategies that would draw upon other existing developed dividend futures markets to supplement the EAFE dividend futures market’s liquidity and capacity, if needed.
The Trust’s Board of Trustees has appointed the Adviser as the Fund’s valuation designee to perform all fair valuations of the Fund’s portfolio investments, as necessary and subject to the Board’s oversight. In the event that markets where Index constituents are trading halt trading activities, the Trust anticipates that the Fund’s holdings in related securities would be fair valued by the valuation designee pursuant to tthe Trust’s valuation procedures.
8.Staff Comment: Please expand the description of the Index to discuss Index weighting methodologies and discuss a number, or range, of Index components, if appropriate.
Response: The Trust has made the requested revision to indicate that the Index is a free-float adjusted market capitalization weighted index.
9.Staff Comment: In the third paragraph under “The Index - Principal Investment Strategies of the Fund,” please clarify if the MSCI EAFE component of Index will rebalance on same schedule as the MSCI EAFE Dividend Futures component. Also, state if both components anticipate being reconstituted annually in the Index.
Response: The Trust has made the requested revisions.
10.Staff Comment: With regard to the following sentence, please take into account long positions when formulating the Fund’s 80% policy or consider changing the 80% policy to broader language (such as economic equivalents): “The Fund attempts to replicate the MSCI EAFE Component by investing in equity securities and long positions in futures contracts on the MSCI EAFE.”
Response: The Trust responds by making revisions to the 80% policy to include broader language.
11.Staff Comment: Explain supplementally what other exchange-traded futures contracts would be appropriate for replicating the Dividend Component, if none, consider deleting: “The Fund may alternatively replicate the Dividend Component through long positions in other exchange-traded annual futures contracts whose value represents the market’s expectation of the amount of regular cash distributions to be paid by MSCI EAFE companies during the term of the futures contract, if determined by Metaurus to be a more appropriate means of replicating the Dividend Component.”

Response: The Trust notes supplementally that a replication strategy using other exchange-traded futures contracts to replicate the Dividend Component could include Euro Stoxx 50, FTSE 100, Nikkei 225, S&P 500, and SMI (Swiss Market Index), in addition to other single-stock or sector dividend futures contracts that could be used to refine the replication approach of the dividend component, if needed.
12.Staff Comment: Consider updating the Fund’s 80% policy test to be linked to dividend paying securities or, alternatively, to the Index constituents, because of the Fund’s focus and inclusion of “dividend” in the Fund’s name and to better align with the dividend strategy.
Response: The Trust has made the requested revisions.
13.Staff Comment: The Fund defines equity securities as including ETFs. Please clarify whether ETFs are principal investment of the Fund, such as those included in MSCI EAFE, and make clear in the disclosure that the 80% policy test will consider underlying investments or if the Fund will invest in ETFs outside of 80% policy test. Also, if ETFs are considered a principal investment, describe how the Fund selects ETFs for the portfolio, such as affiliated versus nonaffiliated ETFs, and supplementally explain whether the Fund looks through ETF investments to ensure they meet the equity security definition.
Response: The Trust has made the requested revisions.
14.Staff Comment: Please confirm if the Fund will be non-diversified as MSCI EAFE is a diversified index.
Response: The Trust has confirmed the Fund will be diversified, and has removed disclosures related to classification as non-diversified under the 1940 Act, accordingly.
15.Staff Comment: With respect to the Principal Risks of Investing in the Fund section, please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
16.Staff Comment: With respect to the Derivatives Risk disclosure, please tailor the disclosure to address potential risks arising from where the investments are traded.
Response: The Trust has made the requested revision.
17.Staff Comment: With respect to the Dividend Risk disclosure, please connect the risk disclosure to futures risk since futures are a component of the Index.
Response: The Trust has made the requested revision.
18.Staff Comment: With respect to the ETF Risks – Cash Redemption Risk disclosure, clarify that an ETF owned would be redeemed in creation units by APs and individual shareholders would have to buy and sell on a secondary market.
Response: The Trust has made the requested revisions to the ETF Risks discussion.

19.Staff Comment: With respect to the ETF Risks – Shares of the Fund May Trade at Prices Other Than NAV Risk disclosure, please update the disclosure to state shares of the Fund will be bought and sold in the secondary market at market prices.
Response: The Trust has made the requested revision.
20.Staff Comment: With respect to the Foreign Securities Risk disclosure, please clarify that portfolio securities on the underlying MSCI EAFE Component may trade on markets that are closed when U.S. markets are open which leads to stale pricing.
Response: The Trust has made the requested revisions.
21.Staff Comment: With respect to the Futures Contracts Risk disclosure, there is a reference to an Index company, please clarify what this means.
Response: The Trust has revised the applicable disclosure to refer to companies that are included in the Index.
22.Staff Comment: Under the Additional Information About the Index section, clarify the role of the Index provider in calculating the Index and supplementally explain the provider’s experience in creating bespoke indices.
Response: The Trust has made revisions to the applicable disclosure to indicate that Solatctive AG will serve as the Index calculating agent. Supplementally, the Trust notes that Metaurus has previously created several bespoke indices, including Metaurus US Large Cap Dividend Multiplier Index – Series 300, Metaurus US Large Cap Dividend Multiplier Index – Series 400, Solactive U.S. Cumulative Dividends Index – Series 2027 and Solactive U.S. Ex Dividends Index – Series 2027.
23.Staff Comment: Under the Item 9 Foreign Securities Risk disclosure, because the MSCI EAFE Index may include large and mid cap stocks and emerging market countries, if accurate, consider adding capitalization and emerging markets to the principal risks.
Response: The Trust has included capitalization-related risk information in the principal risk section and has removed any references to emerging markets.
24.Staff Comment: With respect to the Non-Diversification Risk disclosure, disclose if the MSCI EAFE Index is currently concentrated in any particular region or industry and if the Index is currently non-diversified or diversified.
Response: The Trust notes that the MSCI EAFE Index is not currently concentrated in any particular industry, is currently diversified, and is concentrated in European countries. Disclosure related to the risks of investments in Europe has been added to the Item 9 disclosures. The Fund has removed non-diversification risk and has updated its principal investment strategies discussion to remove references to the Fund operating as a non-diversified fund.
25.Staff Comment: Please ensure all principal risks are included in Item 4 and elaborated on in Item 9.
Response: The Trust confirms all principal risks have been included in Item 4 and Item 9 disclosures.
26.Staff Comment: Under the Additional Non-Principal Risk Information, if accurate, identify the cash equivalents and short-term investments as temporary defensive measures.
Response: The cash equivalents and short-term investments are not intended to be temporary defensive measures, and as such, no changes have been made.
27.Staff Comment: With respect to the Investments by Registered Investment Companies section, confirm any agreements related to fund-of-fund arrangements will be filed as an exhibit to future registration statements.
Response: The Trust confirms any agreements related to investments by registered investment companies in the securities of other investment companies, to the extent required, will be filed as exhibits to future registration statements.

28.Staff Comment: On page 17, please confirm if creation and redemptions will be cash or in-kind.
Response: The Trust has made the requested revisions.
29.Staff Comment: In the SAI’s Investment Limitations section, update the non-fundamental restrictions to connect to the Index or economic equivalents as discussed in Staff Comment 10.
Response:
30.Staff Comment: On page 32 of the SAI, confirm the order cut-off time will be 4:00 p.m. Eastern Time.
Response: The Trust has made the requested revisions.
31.Staff Comment: In the Exhibits, the Declaration of Trust, Article VIII Section 2(a)(iii) includes a requirement that shareholders bring a demand to the Board within a reasonable time. Where appropriate, please disclose said provision and, if applicable, any other provisions from the Declaration of Trust that may limit a shareholder’s right to bring a derivative action to the Board.
Response: The Trust has added the following language to the prospectus:
Limitations on Shareholder Derivative Actions
The Declaration of Trust provides that shareholders of the Trust may not bring derivative actions, unless certain conditions are met, including, among other conditions: (i) shareholders make a pre-suit written demand upon the Board to bring the action, (ii) shareholders owning shares representing at least a majority of the outstanding applicable shares join the derivative action (except with respect to claims arising under the federal securities laws), and (iii) the Board is given a 30-day period to consider and investigate the request. In addition, if the Board determines that such an action is not in the best interest of the Trust or of a particular Series or class, as applicable, then (except with respect to claims arising under the federal securities laws) the complaining shareholders may not bring the derivative action. In the event that the Board determines that the action should be brought, such action shall be brought directly by the Trust and not as a derivative action.

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If you have any questions or require further information, please contact Rachel Spearo at U.S. Bank Global Fund Services, the Trust’s administrator, at rachel.spearo@usbank.com or 414-516-1692.

Sincerely,

Pacer Funds Trust

/s/ Joe M. Thomson
Joe M. Thomson
President

Appendix A
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.65%
* Estimated for the current fiscal year
Example
The following example is intended to help retail investors compare the cost of investing in the Fund with the cost of investing in other funds. It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the Shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$66	$208